

July 2, 2015

Gayla J. Delly
Chief Executive Officer
Benchmark Electronics, Inc.
3000 Technology Drive
Angleton, Texas 77515

> **Re: Benchmark Electronics, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 001-10560**

Dear Ms. Delly:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Part III (Incorporated by Reference from Definitive Proxy Statement filed April 2, 2015)

General

1. In future Exchange Act reports, as applicable, please revise your proxy card regarding the say on pay proposal to comply with Exchange Act Rules Compliance and Disclosure Interpretation Question 169.07.

Compensation Tables and Narratives

Summary Compensation Table, page 17

2. Please refer to your response to prior comment 6 in your response letter dated August 22, 2012. We note that in 2014 you identified three named executive officers at any one point in time though you are required to include, in addition to your principal executive

and financial officers, the three most highly compensated executive officers. Please explain why you included Kenneth Barrow, your then general counsel, as a named executive officer, but did not include the person succeeding him serving in that function. In addition, please explain in specific detail how you determined that your Group Presidents and Vice President of Strategy and Investor Relations are not executive officers within the meaning of Rule 405 of the Securities Act. In preparing your response, please note that Rule 405 does not require that a vice president or other officer "in charge of a principal business unit, division or function" have a policy making function.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (202) 551-3457 if you have any questions regarding the comments or related matters.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel